May 30, 2023
VIA EDGAR
Cybin Inc.
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9

Dear Sirs/Mesdames:

Re:	Cybin Inc. (the “Company”) Prospectus Supplement dated May 25, 2023 to the Short Form Base Shelf Prospectus dated July 5, 2021 (the “Prospectus Supplement”)

We hereby consent to the reference to our firm name under the headings “Experts” and “Enforceability of Civil Liabilities by U.S. Investors” in the Prospectus Supplement, which forms part of the registration statement on Form F-10 (File No. 333-259994) filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading of “Enforceability of Civil Liabilities by U.S. Investors”.

Yours very truly,

“/s/ AIRD & BERLIS LLP”